Lead Investor, Kevin Ruble, on why he's investing. Kevin is investing $1,000 this round.

Kevin Ruble Testimonial

I have known Steve and Judy for years. I watched as they built their successful, fast-casual, Colorado restaurant, Tilford's Wood Fired Pizza, from an idea to a food truck to a physical location. They now have stores in three different food halls throughout the state, along with a thriving catering business. I understand a fourth location is coming in 2023.

I also witnessed them convert an abandoned Mexican restaurant in metro Denver into a thriving commissary kitchen, with over fifty food trucks currently operating out of it.

I am impressed by how quickly they not only learned the fast-casual segment of the restaurant industry. At the same time that they were starting Tilford's as a food truck, my son and I were launching our own barbecue food truck, so I know from personal experience how hard it can be to get something like that off the ground. The fact that they not only succeeded and expanded, but that they did so in the midst of a global pandemic, has convinced me that they had not only learned the fast-casualsegment, but indeed, had mastered it.

I have visited their home in Gettysburg, Pennysylvania several times over the past four years and have seen how embedded they are in the community and how innately they understand the area, visitors, and tourist trade. I experienced first-hand with them how difficult it is to find a place to eat in Gettysburg during the height of tourist season, and I recognize the very real demand that a development like SavorHood will satisfy.

The amount of community support that Steve and Judy have for SavorHood is both a reflection of the marketplace need they are addressing and the respect they have gained in the community. Judy serves on several boards and both are involved in local events, service clubs, and organizations. They are both master networkers, so I'm not surprised that they have already established themselves in the business community in Gettysburg.

I also appreciate how they structured this deal, bringing a contractor in as a partner who purchased and is developing the building, allowing them to manage their cash more effectively and bring the project to completion more quickly.

Personally, I am conscious democratic capitalist, having been involved in the development of conscious, employee-owned organizations for over thirty years, initially as a consultant to

middle-market businesses where I was a top speaker for Inc. magazine and others on this and related topics. I subsequently embraced the opportunity to put these tenets to work, first as founder and CEO of Marquette Rail, the world's only majority employee-owned railroad, and subsequently Denver-based Caboose, both well-respected conscious businesses. I remain involved as an investor in purpose-driven businesses and therefore am and experienced accredited investor. As such, I don't take new investments lightly.

That said, I believe that the combination of Steve and Judy's savvy business sense, their integration in the community, their knowledge of the fast-casual restaurant industry, and their experience as tenants in a variety of food halls, are a winning combination of factors that will lead to SavorHood's success.